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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Monolithic Power Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
609839105
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	609839105	Page	2	of	7

1	NAMES OF REPORTING PERSONS Taiwan Semiconductor Manufacturing Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Taiwan, Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (beneficially owned indirectly through a wholly owned subsidiary, TSMC International Investment Ltd.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	609839105	Page	3	of	7

1	NAMES OF REPORTING PERSONS TSMC International Investment Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	609839105	Page	4	of	7

Item 1(a).	Name of Issuer:
Monolithic Power Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
6409 Guadalupe Mines Road, San Jose, CA 95120

Item 2(a).	Name of Persons Filing:
I         Taiwan Semiconductor Manufacturing Company Limited
II        TSMC International Investment Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
I          No.8 Li-Hsin 6 Road
Hsinchu Science Park,
Hsinchu, Taiwan
Republic of China
II        P.O. Box 3151
Road Town, Tortola
British Virgin Islands

Item 2(c).	Citizenship:
I:        Taiwan, Republic of China
II:       British Virgin Islands

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
609839105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
N.A.

Item 4.	Ownership.

CUSIP No.	609839105	Page	5	of	7
Enclosed below is the aggregate number and percentage of the class of securities of the issuer identified in Item 1 beneficially owned by each Reporting Person identified in Item 2 for each such Reporting Person.
(a)       Amount beneficially owned: 0
(b)       Percent of class: 0%
(c)       Number of shares as to which such person has:

            Sole power to vote or to direct the vote: 0

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or direct the disposition of: 0

            Shared power to dispose or direct the disposition of: 0
TSMC International Investment Ltd. is a wholly-owned subsidiary of Taiwan Semiconductor Manufacturing Company Limited, a Republic of China company whose common shares and American depositary shares are publicly traded on the Taiwan Stock Exchange and New York Stock Exchange, respectively.
Monolithic Power Systems, Inc. was invested by InveStar Semiconductor Development Fund and InveStar Semiconductor Development Fund II since early 1999. In turn, these two venture capital funds have been invested by Taiwan Semiconductor Manufacturing Company Limited through TSMC International Investment Ltd. and managed by InveStar Capital who makes investment decisions independently. As is a common practice in the venture capital industry, these two funds have made a distribution of their publicly listed shares back to the fund investors, from which TSMC International received 1,850,623 shares of Monolithic Power Systems, Inc. on May 29, 2008. TSMC International Investment Ltd. has subsequently disposed all the shares so distributed.

Item 5.	Ownership of 5 Percent or Less of a Class.
Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
N.A.

CUSIP No.	609839105	Page	6	of	7

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N.A.

Item 8.	Identification and Classification of Members of the Group.
N.A.

Item 9.	Notice of Dissolution of Group.
N.A

Item 10.	Certification.
     By signing below the undersigned, in each of her capacity, certifies that, to the best of her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
     February 6, 2009
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

BY:	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer

TSMC INTERNATIONAL INVESTMENT LTD.

BY:	/s/ Lora Ho
Lora Ho Director

CUSIP No.	609839105	Page	7	of	7

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Monolithic Power Systems, Inc. and that this Agreement be included as an Exhibit to such joint filing.
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

BY:	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer

TSMC INTERNATIONAL INVESTMENT LTD.

BY:	/s/ Lora Ho
Lora Ho Director